Randgold Resources Limited

Incorporated in Jersey, Channel Islands, Reg. No. 62686
LSE Trading Symbol: RRS                      Nasdaq Trading Symbol: GOLD

DIRECTOR INCREASES HIS RANDGOLD RESOURCES HOLDINGS

Dr Aubrey Paverd, an independent non executive director of Randgold Resources, increased his shareholdings in Randgold Resources on Friday, 25 February 2005, following the exercise of options.

Dr Paverd increased his holdings in the company to 36,966 or 0.06% of the current issued share capital. Dr Paverd exercised 25,400 options or 0.04% of the issued share capital, acquiring all 25,400 shares.